GOODWIN PROCTER             Christopher E. Palmer      Goodwin Procter LLP
                            202.346.4253               Counselors at Law
                            cpalmer@                   901 New York Avenue, N.W.
                            goodwinprocter.com         Washington, D.C.  20001
                                                       T: 202.346.4000
                                                       F: 202.346.4444



                                 August 25, 2009

Via EDGAR
---------

Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

         Re:  MONY Life Insurance Company of America
              Variable Account L
              Incentive Life Legacy II Contract
              Post-Effective Amendment No. 8 filed on Form N-6 (the "Amendment") File Nos. 811-04234 and 333-134304

Dear Sonny,

On behalf of MONY Life Insurance Company of America ("MONY America" or the "Company"), we respond below to certain comments of the SEC staff on the above-referenced Amendment. We set forth each specific staff comment and then provide our response. The page reference numbers in the comments refer to the courtesy copy that we provided to the staff with the Amendment. The responses below supplement the responses provided on July 29, 2009 and August 20, 2009.

PROSPECTUS

COMMENT 2
---------

Please confirm that a statement of additional information ("SAI") and Part C will be filed in a subsequent post-effective amendment prior to or on the effective date of the filing and will include all pertinent exhibits as well as all relevant consents (e.g., legal, independent auditors, and actuarial), relevant samples of calculations (Item 26(m)), and appropriate representations (Item 33).





LIBW/1716056.2

GOODWIN PROCTER



Sonny Oh, Esquire
August 25, 2009
Page 2


RESPONSE 2
----------

The statement of additional information supplement and Part C have been filed as part of the post-effective amendment filed today. The statement of additional information supplement makes changes to the existing statement of additional information so that it applies to both the old and new versions of the Incentive Life Legacy policy. All pertinent exhibits, as well as all relevant consents and representations were included in the filing.

COMMENT 6A     RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS -
----------     POLICY "LAPSE" AND TERMINATION (PAGE 2)

In the third to last paragraph regarding notice of the grace period, please clarify the result of making a repayment where it is treated as a loan repayment and the remainder is treated as a premium payment but is not enough to keep a policy in force for 3 months.

RESPONSE 6A
-----------

The threshold issue is whether a payment, in total, will keep the policy in force for three months. If the amount paid is not sufficient, the policy will lapse. If the amount paid is sufficient, it will be treated first as a loan repayment, if there is an outstanding loan, then as a payment of premium. During a grace period, a payment treated as loan repayment results in a transfer of an amount equal to such repayment from the owner's loan collateral back to the investment options. Once the amounts loaned have been fully repaid, any excess portion of the payment is treated as a payment of premium. Therefore, it is the total payment (the amount applied as loan repayment plus the amount applied as premium payment) that determines whether or not the policy lapses. This is discussed in further detail under "Borrowing from your policy - Paying off your loan" in "Accessing your money".

COMMENT 6BI    RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS -
-----------    ALTERNATIVE HIGHER DEATH BENEFIT IN LIMITED CASES (PAGE 4)

Please clarify that the alternative higher death benefit is a component of the Option A and Option B death benefits rather than a third death benefit.

RESPONSE 6BI
------------

The alternative death benefit is a component of Option A and Option B, and is the default payment if it exceeds the death benefit under the elected Option.





LIBW/1716056.2

GOODWIN PROCTER



Sonny Oh, Esquire
August 25, 2009
Page 3


COMMENT 6BIII RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS - ------------- ALTERNATIVE HIGHER DEATH BENEFIT IN LIMITED CASES (PAGE 4)

Please clarify whether the phrase "death benefit" in the second sentence of the last paragraph on page 4 is the same as the "minimum death benefit" referenced in first sentence and revise accordingly.

RESPONSE 6BIII
--------------

The second occurrence of the phrase "death benefit" refers to the actual death benefit paid, which is the greater of basic Option A or Option B (as elected) OR the minimum death benefit.

COMMENT 10     LEGAL PROCEEDINGS (PAGE 48)
----------

Please confirm that this section has been updated.

RESPONSE 10
-----------

This section has been updated in the amendment filed today.

COMMENT 11
----------

Please confirm that the illustrations provided in Appendix 1 in the amendment filed today comply with all disclosure requirements of Item 25.

RESPONSE 11
-----------

The illustrations provided in Appendix 1 comply with all disclosure requirements of Item 25.





LIBW/1716056.2

GOODWIN PROCTER



Sonny Oh, Esquire
August 25, 2009
Page 4


                                    * * * * *

The registrant has filed with the Commission a letter including Tandy representations requested by the staff with the amendment filed today.

Please contact me with any questions on the Company's response to the staff's comments. We appreciate your assistance with this Amendment.


                                         Yours truly,

                                         /s/ Christopher E. Palmer

                                         Christopher E. Palmer

CEP:am

cc:  Jordan K. Thomsen, AXA Equitable




LIBW/1716056.2